
16014769

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Manhattan Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem (212) 756-3155
(Area Code – Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Cheryl M. Kallem and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying Consolidated Statement of Financial Condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2015, is true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____.



Cheryl M. Kallem
Senior Managing Director



Neal K. Stearns
Senior Managing Director



LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2017

Notary Public

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[x] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Manhattan Co.
Consolidated Statement of Financial Condition

December 31, 2015

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Partners
First Manhattan Co.

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co., (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Manhattan Co., at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

First Manhattan Co.

Consolidated Statement of Financial Condition

December 31, 2015
($ in thousands)

Assets of First Manhattan Co.	
Cash in banks	$ 7,764
Receivable from clearing broker, net	12,111
Investment advisory fees receivable	6,095
Investments in U.S. Government securities owned by the Company, at fair value (cost $13,997)	13,996
Other marketable securities, at fair value	7,232
Secured demand notes receivable, fully collateralized	9,047
Fixed assets, net	5,305
Other assets	4,178
	65,728
Assets of consolidated investment entities	
Investments in readily marketable securities, at fair value (cost $164,183)	193,638
Investments in non readily marketable securities, at fair value (cost $14,586)	16,435
Due from brokers, net	28,744
Derivative contracts, at fair value (cost $3,018)	2,043
Other assets	1,495
	242,355
Total assets	$ 308,083
Liabilities and net worth	
Liabilities of First Manhattan Co.	
Accounts payable and accrued expenses	$ 14,627
Secured demand notes	9,047
	23,674
Liabilities of consolidated investment entities	
Redemptions payable to non controlling interest holders	6,573
Securities sold short, at fair value (proceeds $3,897)	4,032
Derivative contracts, at fair value (proceeds $1,190)	485
Accounts payable	116
	11,206
Total liabilities	34,880
Net worth	
Net worth attributable to First Manhattan Co.	43,216
Non controlling interests in consolidated investment entities	229,987
Total net worth	273,203
Total liabilities and net worth	$ 308,083

See accompanying notes.

1. Organization and Consolidation Policy

First Manhattan Co. ("FMC" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's Consolidated Statement of Financial Condition reflects the assets and liabilities of FMC and the Investment Entities on a consolidated basis. During 2015, as a result of an amendment to the governing documents of two of the previously consolidated Investment Entities, FMC was no longer required to consolidate the assets and liabilities at December 31, 2015.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity, as defined. In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those Investment Entities in which the general partner is presumed to have control over the Investment Entities.

The ownership interests in the Investment Entities not owned by the Company are reflected as non controlling interests in Investment Entities in the Consolidated Statement of Financial Condition. Investments of $87 by FMC in the Investment Entities have been eliminated in consolidation. Investment advisory fees receivable from the Investment Entities of $1,075 have been eliminated in consolidation. The consolidation of the Investment Entities has no effect on FMC's net worth.

Non controlling interests in certain Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2015, there were no withdrawal or redemption restrictions in excess of one year. When permitted redemptions become payable to non controlling investors on a current basis, they are classified as redemptions payable in the Consolidated Statement of Financial Condition.

1. Organization and Consolidation Policy (continued)

The Company has retained the specialized accounting for the Investment Entities in accordance with ASC 810-10-25-15, *Retention of Specialized Accounting for Investments in Consolidation.* Accordingly, the Company reports the investments of the Investment Entities on the Consolidated Statement of Financial Condition at their estimated fair value (see Note 8). Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

2. Significant Accounting Policies

The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition.

The Consolidated Statement of Financial Condition has been prepared in accordance with U.S. GAAP, as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in securities which are non readily marketable, included in Assets of Consolidated Investment Entities, have a fair value of $16,435 at December 31, 2015 in accordance with management's estimates and assumptions.

Fixed assets are stated at cost, less accumulated depreciation and amortization. The estimated useful lives of the assets are five years for equipment and seven years for furniture and fixtures. Leasehold improvements include landlord incentives of $3,479. The estimated useful life of leasehold improvements is 12 years.

($ in thousands)

2. Significant Accounting Policies (continued)

The fair value of the Company's and Investment Entities' assets and liabilities approximates the carrying amount presented in the Consolidated Statement of Financial Condition.

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange at December 31, 2015.

3. Receivable from Clearing Broker, Net and Due from Brokers, Net

Receivable from clearing broker, net represents cash maintained at Pershing, interest receivable, commissions and ticket charges earned as an introducing broker for the transactions of its customers, net of clearing and related expenses.

Due from brokers, net for Investment Entities consists of cash and margin balances, dividends receivable, and receivables for unsettled transactions.

4. Taxes

The Company is a partnership and therefore is not subject to federal, state and local income taxes, but it is subject to the New York City unincorporated business tax. For each of the Investment Entities which is a partnership, each partner is responsible for the tax liability or benefit related to his distributive share of taxable income or loss for federal, state, and local income tax purposes. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying Consolidated Statement of Financial Condition.

The Company has determined that there are no uncertain tax positions at either FMC or the Investment Entities.

5. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2024) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $7,232, has also been contributed as capital by the limited partners.

($ in thousands)

6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital, as defined, of approximately $30,906, which exceeded the minimum net capital requirement by approximately $30,656.

The Company's Consolidated Statement of Financial Condition has been prepared on the basis of U.S. GAAP and certain financial statement classifications differ from classifications prescribed by the SEC's general instructions to Form X-17a-5. Under such general instructions, the non controlling interests in Investment Entities are classified as a liability on the consolidated Form X-17a-5. The Company's Consolidated Statement of Financial Condition includes such interests as a component of net worth. The remaining differences between the Consolidated Statement of Financial Condition and the consolidated Form X-17a-5 relate to the elimination of intercompany balances and other immaterial differences. Total assets, liabilities and partners' capital on the Form X-17a-5 totaled $306,028, $262,811, and $43,217, as compared to $308,083, $34,880, and $273,203 in the Consolidated Statement of Financial Condition.

7. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

($ in thousands)

7. Investments (continued)

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2015:

	FMC	
	Investments in U.S. Government Securities	Other Marketable Securities
Level 1	$ 13,996	$ 2,958
Level 2	-	4,274
Level 3	-	-
	$ 13,996	$ 7,232

	Investments Owned by Investment Entities			
			Derivative Contracts - Assets	
	Marketable	Non Readily Marketable	Option Contracts Purchased	Forward Currency Contracts
Level 1	$ 193,638	$ -	$ -	$ -
Level 2	-	-	1,658	385
Level 3	-	16,435	-	-
	$ 193,638	$ 16,435	$ 1,658	$ 385

($ in thousands)

7. Investments (continued)

	Derivative Contracts - Liabilities	
	Securities Sold Short	Option Contracts Written
Level 1	$ -	$ -
Level 2	4,032	485
Level 3	-	-
	$ 4,032	$ 485

Marketable equities and U.S. Government securities owned by the Company and the Investment Entities are valued at quoted prices in active markets for identical instruments.

Corporate bonds and municipal bonds are valued using dealer quotes, bond market activity, and other marketable observable movements. Corporate and municipal bonds are included in Level 2 of FMC – other marketable securities.

Investments in non readily marketable securities include private equity investments in private banks. The Company has developed a proprietary valuation model that uses the market approach to value these investments, by applying certain key multiples of comparable companies in an active market to the Investment Entities' private investments in order to approximate fair market value. The primary metrics utilized by the Investment Entities are the price to tangible book value, premium on deposits, and price to earnings ratios.

The table below reconciles investments owned by Investment Entities in which significant unobservable inputs (Level 3) were used in determining fair value:

	Investments in Non Readily Marketable Securities
Balance, January 1, 2015	$ 20,598
Change in unrealized appreciation	379
Purchases	240
Sales	(4,782)
Balance, December 31, 2015	$ 16,435

($ in thousands)

8. Schedule of Investments

The following table presents information about the investments in securities at fair value and financial instruments of the Investment Entities as of December 31, 2015.

	Shares/ Principal	Fair Value	Percent of Net Assets
Investments in readily marketable securities, at fair value			
Equity securities – healthcare			
United States:			
Johnson & Johnson	145,300	$ 14,925	5.5 %
Zimmer Biomet Holdings	154,500	15,850	5.8
Other	2,300,247	56,482	20.7
Total United States (cost $82,904)		87,257	32.0
France:			
Other (cost $4,183)	126,822	4,605	1.7
Ireland:			
Perrigo Company plc	101,600	14,702	5.4
Other	21,491	6,716	2.4
Total Ireland (cost $18,063)		21,418	7.8
Japan:			
Chugai Pharmaceutical	523,000	18,386	6.7
Other	129,850	4,823	1.8
Total Japan (cost $9,825)		23,209	8.5
Switzerland:			
Other (cost $10,141)	34,100	9,520	3.5
United Kingdom:			
Mylan N.V.	311,500	16,843	6.1
Other	136,150	1,566	0.6
Total United Kingdom (cost $15,964)		18,409	6.7
Total healthcare equity securities (cost $141,080)		164,418	60.2
Equity securities – banking			
United States:			
Other (cost $15,469)	2,803,026	21,581	7.9
Total equity securities (cost $156,549)		185,999	68.1 %

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition (continued)

($ in thousands)

8. Schedule of Investments (continued)

	Shares/ Principal	Fair Value	Percent of Net Assets
United States Treasury Bills			
Other	$ 7,640	$ 7,639	2.8 %
Total United States Treasury Bills (cost $7,634)		7,639	2.8
Total investments in readily marketable securities, at fair value (cost $164,183)		$ 193,638	70.9 %
Investments in non readily marketable securities			
Equity securities – banking			
United States:			
Other (cost $14,586)	2,258,167	$ 16,435	6.0 %
Total investments in non readily marketable securities (cost $14,586)		$ 16,435	6.0 %
Derivative contracts - assets, at fair value			
Option contracts purchased - healthcare, at fair value (cost $3,018)		$ 1,658	0.6 %
Unrealized gain on forward currency contracts		385	0.1
Total derivative contracts - assets, at fair value (cost $3,018)		$ 2,043	0.7 %
Securities sold short			
Equity securities – healthcare			
United States:			
Other (proceeds $2,870)	62,482	$ 3,020	1.1 %
Equity securities – banking			
United States:			
Other (cost $1,027)	30,000	1,012	0.4
Total securities sold short (proceeds $3,897)		$ 4,032	1.5 %
Derivative contracts-liabilities, at fair value			
Option contracts written- healthcare, at fair value (proceeds $1,190)		$ 485	0.2 %
Total derivative contracts - liabilities, at fair value (proceeds $1,190)		$ 485	0.2 %

($ in thousands)

9. Derivative Contracts

In the normal course of business, the Investment Entities enter into trading activities which may include forward currency contracts, options, swaps and other derivatives. Derivative instruments may be used to hedge portfolio investments or to generate income to the Investment Entities. Derivatives are not accounted for as hedging instruments.

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including market, credit, liquidity and operational risks. Changes in the market value of these instruments subsequent to year-end may be in excess of amounts recognized in the Company's Consolidated Statement of Financial Condition. The Company manages the risks associated with its trading as part of its overall risk management policies.

10. Commitments and Contingent Liabilities

The Company leases office space in New York City under an operating lease expiring December 2024. The lease is secured by an irrevocable standby letter of credit in the amount of $2.4 million.

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2015 are approximately as follows:

Year ending December 31:	
2016	$ 4,301
2017	4,301
2018	4,645
2019	4,645
2020 and thereafter	23,959
Total	$ 41,851

11. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2015, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. As such, the Company has not recorded an accrual for this contingency at December 31, 2015. The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

12. Concentration of Credit Risk

The Company and its Investment Entities are engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

For the year ended December 31, 2015, a single broker cleared the majority of securities transactions and maintained custody of the Investment Entities' securities pursuant to a customer agreement. The Investment Entities had the majority of its counterparty concentration with this broker.

13. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the Consolidated Statement of Financial Condition, and has determined that no subsequent events have occurred that would require disclosure in the Consolidated Statement of Financial Condition or accompanying notes.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Partners
First Manhattan Co.

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) First Manhattan Co. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions from January 1, 2015 through December 31, 2015 except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Partners, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

First Manhattan Co.

Rule 15c3-3 Exemption Report

First Manhattan Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) from January 1, 2015 through December 31, 2015 except as described on the schedule attached.

I, Cheryl M. Kallem and I, Neal K. Stearns, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.



Cheryl M. Kallem — Date
Senior Managing Director



Neal K. Stearns — Date
Senior Managing Director

First Manhattan Co.

Rule 15c3-3 Exemption Report (continued)
Exceptions

From January 1, 2015 through December 31, 2015

Date Check Received	Check Amount	Date Delivered Out by FMC	Comments
1/8/2015	14,000.00	1/12/2015 pm	
1/15/2015	6,500.00	1/16/2015 pm	
1/15/2015	6,500.00	1/16/2015 pm	
1/15/2015	6,500.00	1/16/2015 pm	
1/15/2015	6,500.00	1/16/2015 pm	
1/21/2015	1,000.00		check returned
1/21/2015	1,000.00		check returned
1/21/2015	6,500.00	1/23/2015 pm	
1/21/2015	6,500.00	1/23/2015 pm	
2/3/2015	30,835.33	2/9/2015 pm	
2/23/2015	2,500.00	2/24/2015 pm	
2/23/2015	1,150.00	2/24/2015 pm	
3/9/2015	17,334.55	3/11/2015 am	
3/9/2015	72,692.74	3/11/2015 am	
3/9/2015	73,271.85	3/11/2015 am	
3/9/2015	73,271.21	3/11/2015 am	
3/9/2015	10,000.00	3/11/2015 am	
3/13/2015	6,500.00	3/17/2015 am	
3/16/2015	1,825.00	3/17/2015 pm	
3/19/2015	12,000.00	3/20/2015 pm	
3/23/2015	100,000.00	4/1/2015 am	
3/24/2015	6,500.00	3/25/2015 pm	
3/31/2015	6,500.00	4/2/2015 am	
3/31/2015	6,500.00	4/2/2015 am	
4/6/2015	1,825.00	4/7/2015 pm	
4/9/2015	5,500.00	4/10/2015 pm	
4/13/2015	4,000.00	4/15/2015 am	
6/8/2015	5,000.00	6/11/2015 am	
7/21/2015	71,499.08	7/23/2015 pm	

First Manhattan Co.

Rule 15c3-3 Exemption Report (continued)
Exceptions

From January 1, 2015 through December 31, 2015

Date Check Received	Check Amount	Date Delivered Out by FMC	Comments
9/4/2015	1,573.28	9/8/2015 pm	
9/14/2015	240,834.99	9/15/2015 pm	
9/29/2015	223,399.37	9/30/2015 pm	
11/2/2015	1,250.00	11/3/2015 pm	
11/2/2015	575.00	11/3/2015 pm	
12/1/2015	1,825.00	12/2/2015 pm	
12/9/2015	190.00	12/16/2015 pm	
12/29/2015	50,000.00	12/30/2015 pm	
12/31/2015	62,695.53	1/4/2016 pm	
12/31/2015	62,695.53	1/4/2016 pm	

Note: Records do not detail specific reason for exception.
Primary reasons for exception include (1) account not yet opened,
(2) missing information and (3) missing documentation necessary for deposit of checks.
Confidential



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Partners
First Manhattan Co.

We have performed the procedures enumerated below, which were agreed to by the Partners and management of First Manhattan Co., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating First Manhattan Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. First Manhattan Co.'s management is responsible for First Manhattan Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on the Company's check registry and general ledger. No findings were identified.

2. Compared the total quarter to date revenue amounts reported on the March 31, 2015, June 30, 2015, September 30, 2015 and the December 31, 2015 FOCUS Reports and the amounts reported in Form SIPC-7 for January 1, 2015 through December 31, 2015. We noted that the total revenues reported in Form SIPC-7 exceeded amounts reported in the aforementioned FOCUS reports by $5,733,406. Management has represented that the difference is related to investment advisory fee revenue earned from consolidated subsidiaries that was eliminated in consolidation for FOCUS purposes.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including information derived from the Company's general ledger and sub-ledger systems. No findings were identified.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. No findings were identified.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for January 1, 2015 through December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

First Manhattan Co.

Schedule of Securities Investors Protection Corporation Assessments and Payments

Year Ended December 31, 2015

($ in thousands)

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$ 149,664
General Assessments at .0025	374
Less: Payments Remitted	
Payment remitted with Form SIPC-6	(188)
Balance due	$ 186

See independent auditors' report.